                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                            ______________________




                                SCHEDULE 13D/A
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                          MILLER EXPLORATION COMPANY
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  600533 10 0
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                  Mark Early
                              Vinson & Elkins LLP
                           3700 Trammell Crow Center
                               2001 Ross Avenue
                           Dallas, Texas 75201-2875
                                (214) 220-7700
--------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)



                                 July 11, 2000
--------------------------------------------------------------------------------
            (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ].






                        (Continued on following pages)

                                 SCHEDULE 13D
CUSIP NO.  001693 10 0                                           Page 2
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Mr. Kelly E. Miller
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             1,275,642*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                84,324**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            1,275,642*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             84,324**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        1,359,966*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                [  ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

---------------------------
* Includes options currently exercisable for a total of 132,000 shares. See Item 5.

** Previously, Mr. Miller had reported the beneficial ownership of an additional 10,300 shares held in trusts for the benefit of Mr. Miller's children. However, Mr. Miller has determined that such shares do not meet the test of beneficial ownership set forth in Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder and thus has removed such shares from this amendment to Schedule 13D.

                                 SCHEDULE 13D
CUSIP NO.   001693 0 0                                            Page 3
         -----------------                                   ----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Miller and Miller, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
        N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                    [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Michigan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                               0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                  84,024
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                               0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               84,024
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        84,024
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                               [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        0.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
        CO
------------------------------------------------------------------------------

     This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on or about February 19, 1998 (the "Schedule 13D") and Amendment No. 1 to Schedule 13D filed with the SEC on or about March 26, 1999 ("Amendment No. 1"). Each capitalized term used herein and not otherwise defined has the meaning given such term in the original Schedule 13D, as amended. Each Reporting Person (as defined below) disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

Item 1.   Security and Issuer

     The class of equity security to which this Amendment No. 2 relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of Miller Exploration Company, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 3104 Logan Valley Road, Traverse City, Michigan.

Item 2.   Identity and Background

     This statement is being filed jointly on behalf of (1) Kelly E. Miller ("Mr. Miller") and (2) Miller and Miller, Inc. ("Miller and Miller"), each, a "Reporting Person" and collectively, the "Reporting Persons."

(1)
(a) Name: Kelly E. Miller
(b) Business address: 3104 Logan Valley Road, Traverse City, Michigan
(c) Mr. Miller is the President, Chief Executive Officer, and a director of the Company. The Company is an independent oil and gas exploration and production company.
(d) Mr. Miller, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Mr. Miller, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was not and is not subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Miller is a citizen of the United States of America.

(2)
Name and state of organization: Miller and Miller, Inc.,  a Michigan corporation.
Principal business: Miller and Miller is an oil and gas exploration company. Address of principal business and principal office: 3104 Logan Valley Road, Traverse City, Michigan 49684.
Executive officer, directors, and controlling persons: The name, business address, present principal occupation or employment, and the name, principal business and address of each corporation or other organization in which such occupation or employment is conducted for each executive officer, director, and controlling person, of Miller and Miller and each executive officer or director of any corporation or other person ultimately in control of Miller and Miller are set forth on Schedule 1 hereto, which Schedule is incorporated herein by
                 ----------
reference.  All such persons are citizens of the United States of America.

(d) Neither Miller and Miller, nor, to the best knowledge of Miller and Miller, any of the persons listed on Schedule 1, during the last five years, have been
                             ----------
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Miller and Miller, nor, to the best knowledge of Miller and Miller, any of the persons listed on Schedule 1, during the last five years, have been a
                             ----------
party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was not and is not subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     See Item 5(c).

Item 4.   Purpose of Transaction

     Mr. Miller and certain other stockholders of the Company (collectively, the "Stockholders") have entered into a Voting Agreement, dated July 11, 2000, with Guardian Energy Management Corp., a Michigan corporation ("Guardian"), pursuant to which the Stockholders have agreed to vote at a special meeting of the Company's stockholders in favor of transactions pursuant to which Guardian may acquire up to a total of 16,766,203 shares of Common Stock.

Item 5.   Interest in Securities of Issuer

     (a)

     (1) Mr. Miller may be deemed to beneficially own in the aggregate 1,359,966 shares of Common Stock, representing approximately 10.2% of the outstanding shares of Common Stock. Of such shares, Mr. Miller has sole voting and dispositive power over 1,275,642 shares. This total includes 132,000 shares underlying options that Mr. Miller currently has the right to acquire. These options consist of options for 4,540 shares with an exercise price of $8.80 per share and options for 127,460 shares with an exercise price of $8.00 per share.

     (2) Miller and Miller may be deemed to beneficially own in the aggregate 84,024 shares of Common Stock, representing approximately 0.6% of the outstanding shares of Common Stock.

     (b)

     (1) Mr. Miller has sole voting and dispositive power over 1,275,642 shares, and shared voting and dispositive power over 84,324 shares. Of the 1,275,642 shares over which Mr. Miller has sole voting and dispositive power, 260,121 shares are held of record directly by Mr. Miller, 917,804 shares are held of record by the Kelly E. Miller Trust of which Mr. Miller is the sole beneficiary and trustee, and 97,717 shares are held of record by the Miller Exploration Company 401(k) of which Mr. Miller is the trustee. Of the 84,324 shares over which Mr. Miller has shared voting and dispositive power, such power is shared with Miller and Miller over 84,024 shares and 300 shares are held in trust for minor children wherein Mr. Miller is the trustee.

     (2) Miller and Miller has sole voting and dispositive power over no shares, and shared voting and dispositive power over 84,024 shares. All of these shares are held of record by Miller and Miller. All of the common stock of Miller and Miller is held by the Kelly E. Miller Trust of which Mr. Miller is the sole beneficiary and trustee. Of the 84,024 shares over which Miller and Miller has shared voting and dispositive power, such power is shared with Mr. Miller.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Item 4.

Item 7.   Material to be Filed as Exhibits

10.1 Voting Agreement dated July 11, 2000, by and among Guardian Energy Management Corp. and Stockholders (incorporated by reference to the Company's Current Report on Form 8-K, filed July 25, 2000).

99.1 Joint Filing Agreement dated March 25, 1999 (previously filed as an exhibit to the Schedule 13D filed by Kelly E. Miller and Miller and Miller, Inc. on March 26, 1999, and here incorporated by reference).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           August 23, 2000           By:     /s/  Kelly E. Miller
  ------------------------------           ----------------------------------
              Date                         Name:  Kelly E. Miller



                                     MILLER AND MILLER, INC.



                                     By:     /s/  Kelly E. Miller
                                           -----------------------------------
                                           Name:  Kelly E. Miller
                                           Title: President

                                 EXHIBIT INDEX

10.1 Voting Agreement dated July 11, 2000, by and among Guardian Energy Management Corp. and Stockholders (incorporated by reference to the Company's Current Report on Form 8-K, filed July 25, 2000).

99.1 Joint Filing Agreement dated March 25, 1999 (previously filed as an exhibit to the Schedule 13D filed by Kelly E. Miller and Miller and Miller, Inc. on March 26, 1999, and here incorporated by reference).

                                   SCHEDULE 1
                                   ----------

              CERTAIN INFORMATION REGARDING DIRECTORS, EXECUTIVE
             OFFICERS AND CONTROLLING PERSONS OF MILLER AND MILLER

    Name and Position               Business Address                     Present Occupation
-------------------------  ----------------------------------  ---------------------------------------
Kelly E. Miller            3104 Logan Valley Road              Executive Officer and Director of
Sole Executive Officer     Traverse City, Michigan 49684       Miller Exploration Company


